EXHIBIT 12.1

Molina Healthcare, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in Thousands)
Earnings:
Income before income taxes, continuing operations	$81,146	$23,379	$120,302	$81,128	$25,152
Add fixed charges:
Interest expense, including amortization of debt discount and expense	52,071	16,769	15,519	15,509	13,777
Estimated interest portion of rental expense	3,922	2,865	2,542	4,522	5,181
Total fixed charges	55,993	19,634	18,061	20,031	18,958
Total earnings available for fixed charges	$137,139	$43,013	$138,363	$101,159	$44,110

Fixed charges from above:	$55,993	$19,634	$18,061	$20,031	$18,958

Ratio of Earnings to Fixed Charges	2.4	2.2	7.7	5.1	2.3

Total rent expense	$24,510	$20,462	$23,110	$25,124	$20,723
Interest factor	16%	14%	11%	18%	25%
Interest component of rental expense	$3,922	$2,865	$2,542	$4,522	$5,181